EXHIBIT 14.2

CODE OF CONDUCT

A Message from Imaging Diagnostic Systems, Inc. CEO and Board of Directors

To Our Associates:

Our corporate Code of Conduct requires us to conduct our business consistent with our values and in accordance with applicable laws. It sets forth guidelines to govern the way we operate and to help us exercise the highest degree of honesty and integrity in our dealings with others. Doing the right thing the right way begins with basic honesty and integrity. It also depends on our good judgment and sensitivity to the way others see us and how they may interpret our actions. Each of us is responsible for our Company's reputation. The Board of Directors is confident that you will join us in maintaining honesty and integrity in our business so that our Company is always an example to our customers and colleagues and a place where we are proud to work.

Tim Hansen
Chief Executive Officer

(Definition: For the purposes of this Code of Conduct statement the word “Associate(s)” includes full and part time employees, officers, directors, consultants, distributors and agents of IDSI.)

QUALITY POLICY AND MISSION STATEMENT

IDSI is developing and introducing a revolutionary new CT Laser method of imaging the human breast.  We believe our solutions may significantly improve breast cancer detection and case management methods.  To excel we need to achieve the highest possible performance levels in developing our technologies, in providing clinical value and utility to physicians, and in serving our customers.

It is, therefore, our policy to:

•	Provide new and valuable clinical information to physicians and patients.
•	Deliver high quality services and products to our customers who include patients, distributors and business associates.
•	Provide training, programs and resources to enable and empower each employee to excel.

The IDSI Mission is to:  Become the recognized leader in CT Laser breast imaging by adding value in the management of breast cancer cases, through the benefits of our unique technologies and by our commitment to customer satisfaction.

Code of Conduct

We believe fulfilling the IDSI mission and serving our shareholders has its basis in conducting our business with integrity and maintaining the highest standard of ethical conduct in all of our activities. Our business success is dependent on trusting relationships, which are built on this foundation of integrity. Our reputation is founded on the personal integrity of the Company's personnel and our dedication to:

•	Honesty in communications, both within the Company and with our distributors, suppliers and customers;

•	Maintaining and protecting the Company's and our customers' confidential information and trade secrets;

•	Providing first-class quality products and services to our customers;

•	Responsibility for our words and actions;

•	Compassion in our relationships with our Associates and the communities affected by our business;

•	Fairness to our fellow Associates, customers and suppliers through compliance with all applicable laws and regulations; and

•	Respect for our fellow Associates, customers and suppliers while showing willingness to solicit their opinions and value their feedback.

Ethical Values, Culture & Behavior

It is the policy of the Company to comply with all applicable laws, locally and internationally; to act fairly, impartially, and in an ethical and proper manner.  Consequently, we expect our Associates to do the same. Knowing and intentional violations of these policies may result in disciplinary action, including termination of employment. We encourage you to ask questions, seek guidance, and express any concerns you may have so that each associate may have a full and working understanding of this Policy. The Company strives to provide each Associate with a safe, healthy and productive work environment free from discrimination and harassment of any kind.  We expect the diversity of our Associates to match the diversity of the population wherever we operate and for the performance of all Associates to be judged fairly and based on their contributions to our mission and results.

Confidential Information

IDSI believes its confidential proprietary information is an important asset in the operation of its business and prohibits the unauthorized use or disclosure of this information.  IDSI’s proprietary information is the result of the ideas, hard work and innovation of its Associates and substantial investments by the Company in planning, research and development.  Our customers often entrust their confidential data to us, and Associates are prohibited from using or disclosing this information, except in the fulfillment of their duties to the Company and in accordance with Company policy. We require Associates to comply fully with both the spirit and the letter of U.S. and foreign laws and regulations governing the disclosure of proprietary information, especially US Health Information Portability and Accountability Act (HIPAA) regulations.

To protect confidential information, it is Company policy that:

•	Each associate must sign a confidentiality and non-disclosure statement as a condition of employment;

•	Confidential information of the Company or any customer may be disclosed within the Company only on a need-to-know basis;

•
Confidential information of the Company or any customer (paper or electronic) must be marked in accordance with such instructions or other designations as may be required by the Company or a customer from time to time;

•
Confidential information of the Company may be disclosed outside the Company only when required by law or when necessary to further the Company's business activities and in accordance with the Company's disclosure guidelines.

Conflicts of Interest

IDSI Associates have an obligation to give their complete loyalty to the best interests of the Company. They should avoid any action which may involve, or may appear to involve, a conflict of interest with the Company. Associates should not have any financial or other business relationships with suppliers, distributors, customers or competitors that might impair, or even appear to impair, the independence of any judgment they may need to make on behalf of the Company. Solicitation of vendors, distributors, or Associates for gifts or business or personal favors is prohibited. Therefore, it is Company policy that, without full disclosure to, and prior approval of, the Company's Board of Directors, Associates may not:

•	perform services for, sell goods to or have a financial interest in a private company that is, or may become, a supplier, distributor, customer, or competitor of the Company;

•
perform services for or have a material interest (more than 1% of shares outstanding) in a publicly traded Company, that is, or may become, a supplier, distributor, customer or competitor of the Company; or

•	perform outside work or otherwise engage in any outside activity or enterprise that may interfere in any way with job performance or create a conflict with the Company's best interests.

Associates are under a continuing obligation to disclose to the Company’s Officers or Managers any situation that presents the possibility of a conflict of interest between the Associate and the Company. Disclosure of any potential conflict is the key to remaining in full compliance with this policy.

Equal Employment Opportunity

It is the policy of IDSI to ensure equal treatment for all Associates and applicants, regardless of race, color, religion, national origin, age, sex, sexual orientation, or mental/physical capacity. This policy applies to all Company activities, including, but not limited to, recruiting, hiring, training, transfers, promotions and benefits.

Customer, Distributor, Supplier and Competitor Relations

It is Company policy to treat customers, distributors, business allies and suppliers fairly and not engage in anticompetitive practices that unlawfully restrict the free market economy. Formal or informal agreements with competitors that seek to limit or restrict competition in some way are often illegal. Unlawful agreements include those which seek to fix or control prices, allocate products, markets or territories, or boycott certain customers or suppliers. To ensure compliance with antitrust law, discussions with competitors regarding any of these potential agreements is a violation of Company policy and may subject the Associate to disciplinary action as well as the potential for criminal prosecution.

Bribes

IDSI’s competes in the marketplace on the basis of superior products and services and competitive prices. No payment or gift in any form may be made directly or indirectly to anyone for the purpose of obtaining or retaining business, or to obtain any other favorable action. IDSI’S policy is to comply fully with the US Foreign Corrupt Practices Act (FCPA).  A violation of this policy may subject the Associate to disciplinary action as well as potential criminal prosecution.

Gifts

No gift should be accepted from a supplier, distributor, customer or vendor unless the gift has insubstantial value and a refusal to accept it would be discourteous or otherwise harmful to the Company. Associates must receive approval from their supervisors before they accept any gift having a value over $25.00. This applies equally to giving gifts to suppliers, distributors, customers or vendors.

Entertainment

Appropriate business entertainment of non-government Associates occurring in connection with business discussions or the development of business relationships is generally deemed appropriate in the conduct of official business. This may include business-related meals and trips, refreshments before or after a business meeting, and occasional athletic, theatrical or cultural events.

Entertainment in any form that would likely result in a feeling or expectation of personal obligation should not be extended or accepted. This applies equally to giving or receiving entertainment.

Government Representatives

What is acceptable practice in the commercial business environment may be against the law or the policies of federal, state or local governments. Therefore, no gifts or business entertainment of any kind may be given to any government employee without the prior approval of the Company's legal counsel

Delegation of Authority

Only Associates who are specifically authorized by the Company's Officers or Bylaws may commit the Company to others. A "commitment" includes the execution of any written agreement, the making of any oral agreement, or any other undertaking that obligates or binds the Company in any respect, whether or not it involves the payment of money. Associates must never execute a document or otherwise commit the Company unless they have clear authority to do so. They should check with their supervisor to determine what authority limits have been delegated to them. Failure to follow this policy may subject the Associate to disciplinary action.

Associate Relations

It is the Company policy that all Associates, regardless of level, should strive to meet the following objectives:

•	Respect each Associate, worker and representative of customers, distributors, suppliers and contractors as an individual, showing courtesy and consideration and fostering personal dignity;

•
Make a commitment to and demonstrate equal treatment of all Associates, distributors, customers, suppliers and contractors without regard to race, color, gender, religion, age, national origin, citizenship status, veteran status, sexual orientation or disability;

•	Provide employment opportunities to qualified individuals with disabilities and veterans;

•	Encourage Associates to voice their opinions freely about the policies and practices of the Company by communicating and practicing an open door policy;

•	Provide a workplace free of harassment on the basis of race, color, gender, religion, age, national origin, citizenship status, veteran status, sexual orientation or disability;

•	Keep Associates generally informed of the policies, plans and progress of the Company through regular communications;

•	Afford Associates a reasonable opportunity, consistent with the needs of the Company, for training to become better skilled in their jobs;

•	Encourage promotion from within, consistent with the needs of the Company, whenever qualified Associates are available;

•	Provide and maintain a safe, healthy and orderly workplace; and

•	Assure uniformly fair compensation and benefit practices that will attract, reward and retain quality Associates.

Non-Harassment and Sexual Harassment

It is Company policy to provide a workplace free from tensions involving matters that do not relate to the Company's business. In particular, an atmosphere of tension created by ethnic, racial, sexual or religious remarks, unwelcome sexual advances, or requests for sexual favors, will not be tolerated. Harassment of Associates, applicants, customers, distributors, contractors or suppliers by other Associates is a violation of Company policy. Harassment includes, without limitation, verbal harassment (epithets, derogatory statements, slurs), physical harassment (hitting, pushing or other aggressive physical contact) and visual harassment (posters, cartoons, drawings). Harassment may be unlawful and is prohibited whether it occurs in the workplace, at distributor, customer or vendor sites, or at other employment related events or activities.

Unlawful sexual harassment is defined as unwelcome sexual advances, requests for sexual favors, and verbal or physical conduct of a sexual nature (1) when submission to or rejection of such conduct is made either explicitly or implicitly a term or condition of employment; (2) or is used as a basis for employment decisions; or (3) when such conduct has the purpose or effect of unreasonably interfering with an individual's work performance by creating an intimidating, hostile, humiliating or sexually offensive work environment.

Associates who observe, learn of, or are subjected to harassment, are responsible immediately to report the conduct to their Human Resources Manager or the Board of Directors for prompt investigation. Investigations will be conducted in as discrete and as confidential a manner as is practicable. Retaliation against individuals who report such violations of policy, or against those who provide information in an investigation of such violations, is also a violation of policy. The Company will act promptly and vigorously to take corrective action and apply appropriate discipline with respect to any harassment or retaliation, up to and including termination of offending individuals.

Environmental Compliance

IDSI is committed to conducting its business in compliance with all applicable environmental and workplace laws and regulations in a manner that has the highest regard for the safety and well-being of its Associates and the general public. The Company is committed, on a global basis, to the goal of safe, efficient and environmentally sound business practices and operations.  Its goal is to achieve environmental excellence.  Therefore, IDSI expects all Associates to do their utmost to abide by the letter and spirit of these laws and regulations. These laws and regulations must be strictly followed. Associates with questions regarding the requirements that apply to their work area should contact their supervisor.

Competitive Information

Collecting information on our competitors from legitimate sources to evaluate the relative merits of their products, services, and marketing methods is a necessary part of business life. But there are limits to the ways this information should be acquired. Illegal practices, such as industrial espionage and stealing, are absolutely prohibited. It is also prohibited to seek confidential information in any manner which violates any contractual obligation or commitment of the Company or of the source of the information. Any form of questionable intelligence gathering is strictly against Company policy.

Political Activity and Contributions

It is Company policy that, without express prior approval of the Board of Directors, no corporate funds may be used to make political contributions of any kind to any candidate or political party. This prohibition covers not only direct contributions but also indirect assistance or support of candidates or political parties through the purchase of tickets to special dinners or other fund-raising events, and the furnishing of any other goods, services or equipment to political parties or committees. However, the policy does not prohibit the formation of a Political Action Committee sponsored by the Company to the extent that federal and state law permits it. Political contributions or activities by individuals on their own behalf are, of course, permissible. No person may be reimbursed directly or directly by the Company for any political contribution or for the cost of attending any political event.

Recording Transactions

IDSI shall make and keep books, invoices, records and accounts that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company. Each Associate shall maintain accurate and fair records of transactions, time reports, expense accounts, and other Company records. The Company shall devise and maintain a system of internal controls sufficient to provide reasonable assurances that transactions are properly authorized, executed, recorded, and retained.

Fraud

It is our policy to prohibit all forms of fraud including defalcation, misappropriation, and other acts.  An Associate’s responsibility to prohibit fraud extends into every aspect of the Company’s operations where any dishonest or fraudulent act can occur.  The primary responsibility for detecting fraud in the Company is that of management who must ensure that procedures are in place to audit and monitor practices.  Situations involving suspected fraud shall be reported to the Company’s Attorney.

Company Records

All Company books, records, accounts, funds and assets must be maintained to reflect fairly and accurately the underlying transactions and disposition of Company business in reasonable detail. No entries will be made that intentionally conceal or disguise the true nature of any Company transaction. In this respect, the following guidelines must be followed:

•	No undisclosed, unrecorded, or "off-book" funds or assets should be established for any purpose;

•	No false or fictitious invoices should be paid or created;

•	No false or artificial entries should be made or misleading reports issued; and

•	Assets and liabilities of the Company shall be recognized and stated in accordance with the Company's standard practices and GAAP.

If an Associate believes that the Company's books and records are not being maintained in accordance with these requirements, the Associate should report the matter directly to their supervisor or to the Company's Chief Financial Officer.  In the event of litigation or any governmental investigation, Associates must follow any instructions issued by the Company’s legal counsel with respect to the preservation of Company records.

Use of Company Assets

IDSI's assets are to be used only for the legitimate business purposes of the Company and its subsidiaries and only by authorized Associates or their designees. This includes both tangible and intangible assets. Some examples of tangible assets include the Company’s CTLM systems, engineering and manufacturing tools and equipment, and office equipment such as phones, copiers, computers, furniture, supplies and fitness equipment.  Other examples of tangible assets are the Company’s extremely valuable proprietary information, such as the Company’s intellectual property and confidential information.  Protecting these assets is critical.  Their loss, theft or misuse could jeopardize the survival of the Company.

IDSI's electronic mail (e-mail) system should be restricted primarily to Company business. Highly confidential information should be handled appropriately. The Company reserves the right at any time to monitor and inspect, without notice, all electronic communications data and information transmitted on the network and electronic files located on personal computers owned by the Company or computers on the premises used in Company business.

Third party software is provided as a productivity tool for Associates to perform their job functions. Please note that, just because third party product or utility software is located on a corporate utility server, it does not necessarily mean that it is licensed for use as a stand-alone software product. Associates may be liable as individuals for illegal software use. To the extent permitted under applicable law, Associates, contractors and temporary Associates shall assign to the Company any invention, work of authorship, composition or other form of intellectual property created during the period of employment. Each Associate shall execute an Assignment of Inventions and Confidentiality and Non-Disclosure Agreement prior to commencing employment.

Policy Regarding Securities Trades by Associates and Personnel of the Company

Insider Trading and SEC Regulations

From time to time, you may have access to information about IDSI’s business which has not been disclosed to our shareholders and the investing public. Material undisclosed information about IDSI’s business is called “inside” information and can be financial information, FDA regulatory information, product launch dates, or other information that could affect the share price of our stock. Trading stock on the basis of inside information, regardless of how small or large the trade may be, is a serious violation of US securities laws and, depending on the circumstances, the laws of other countries as well. This is true regardless of where in the world you reside. If you have material inside information about IDSI, you may not trade in IDSI stock from the moment you receive that information until after the close of the second trading day following public disclosure of the information. Additionally, you must not assist anyone else to trade in IDSI stock by directly or indirectly disclosing inside information to them.

All IDSI employees and directors who have access to internal financial statements, or to material information concerning anticipated quarterly financials that has not yet been made public, are strongly recommended not to trade in IDSI stock from the time they receive such internal financial statements prior to the end of any fiscal quarter and ending at the close of business on the second trading day following public disclosure of financial results for the fiscal quarter.

Insider trading rules are strictly enforced, even in instances when the financial transactions seem small. Please contact an Executive Officer if you are unsure as to whether or not you are free to trade.

Additional Prohibited Transactions

Because we believe it is improper and inappropriate for any Associates of the Company to engage in short-term or speculative transactions involving the IDSI's common stock, it is the policy of the Company that directors, officers and other Associates may not engage in any of the following activities with respect to securities of the Company:

1.
"In and out" trading in securities of the Company. Any Company stock purchased in the open market must be held for a minimum of six months and ideally longer. Similarly, Company stock may not be repurchased within six months of a sale. (Note that the SEC's short-swing profit rule already effectively prohibits officers and directors from selling any stock of the Company within six months of a purchase. We are simply expanding this rule to cover all Associates.) This policy, however, does not apply to stock option exercises, except to the extent required by the terms of the option; although the sale of stock purchased upon exercise of an option will have different tax consequences, depending upon the length of time the stock was held.

2.
Short Sales (i.e., selling stock you do not own and borrowing the shares to make delivery hoping that you can repurchase it at a lower price). This “betting against the Company” can sometimes have a detrimental impact on the price per share. As employees, we all have a stake in IDSI’s success and can be hurt by short-selling activity. Additionally, since short selling is highly speculative, it may be subject to greater scrutiny by the Securities and Exchange Commission.

Assistance

Any person who has any questions about this Policy Statement or about specific transactions should contact an Executive Officer. Remember, however, that the ultimate responsibility for adhering to the Policy Statement and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment.

REGULATION FD POLICY

The Securities and Exchange Commission has adopted Regulation FD which became effective on October 23, 2000. Known as the "Fair Disclosure Rule," Regulation FD is designed to prohibit a publicly traded company from intentionally disclosing material inside information to analysts, investment advisers, broker-dealers and selected stockholders, unless the Company simultaneously publicly discloses the same information. The rule also provides that if a publicly traded company unintentionally discloses material inside information to such persons, the Company must promptly disclose the same information publicly.

The purpose of this policy is to set forth guidelines to assist the Company to comply with Regulation FD. This policy is in addition to, and does not replace, existing policies regarding the accuracy and material completeness of all public disclosure.

The following guidelines are hereby adopted:

•
The Chief Executive Officer shall be responsible for all press releases, disclosures, communications and correspondence to or with analysts, investment advisers, broker-dealers, the media and stockholders, and all inquiries from such persons shall be directed to such officers. The CEO may designate an Officer to handle routine non-material communications with stockholders and others.

•
Selective disclosure of material non-public information to analysts, investment advisers, broker-dealers and stockholders is prohibited. Examples of material information include: earnings information; mergers, acquisitions, tender offers, joint ventures or material changes in assets; material developments regarding material customers or suppliers (e.g., acquisition or loss of a material contract); changes in control (whether proposed or actual); change in auditors or auditor notification that the auditor's audit report may no longer be relied upon; events regarding the Company's securities (e.g., stock buyback, split or dividend); and bankruptcies and receiverships.

•	All press releases, speeches and investor materials should be reviewed by an Executive Officer prior to issuance to ensure compliance with Regulation FD and the federal securities laws.

In implementing this policy, particular emphasis should be placed upon discussions regarding earnings guidance. In issuing Regulation FD, the SEC stated:

•
"When an issuer official engages in a private discussion with an analyst who is seeking guidance about earnings estimates, he or she takes on a high degree of risk under Regulation FD. If the issuer official communicates selectively to the analyst nonpublic information that the Company's anticipated earnings will be higher than, lower than, or even the same as what analysts have been forecasting, the issuer will likely have violated Regulation FD. This is true whether the information about earnings is communicated expressly or through indirect "guidance," the meaning of which is apparent though implied. Similarly, an issuer cannot render material information immaterial simply by breaking it into ostensibly non-material pieces."

Meeting with the Public and Investor Relations.

IDSI’s associates are expected to create a good impression at all times and to project a positive and supportive attitude about the Company and its products and services. The Company needs to maintain a single line of contact with the investment community and with the media and press. Associates should not make derogatory comments about the Company, its products, services, management, associates and systems. Additionally, no associates should discuss the Company's plans, strategies or results with clients, securities analysts, investors or members of the press. You should refer all inquiries to the CEO, Executive Vice President /CFO or the Senior Vice President.

Reporting Violations of the Code of Conduct Policy

There are no easy answers to many ethical issues we face in our daily business activities. In some cases the right thing to do will be obvious, but in other more complex situations, it may sometimes be difficult for an Associate to decide what to do. When an Associate is faced with a tough ethical decision or whenever they have any doubts as to the right thing to do, they should talk to someone else such as their supervisor, another manager, or the Chief Executive Officer.

Any questions about this policy should be directed to our Human Resource Manager, a supervisor, an Officer or a Board of Director’s member. IDSI will not permit any form of retribution against any person who, in good faith, reports known or suspected violations of Company policy.

APPROVED:  Board of Directors

Sherman Lazrus, Director

Chairman of the Corporate Governance Committee

November 7, 2007

ACKNOWLEDGMENT OF RECEIPT OF CODE OF BUSINESS CONDUCT

I have received and read the IDSI Code of Business Conduct.  I understand the standards and policies contained in the Code of Business Conduct and understand that there may be additional policies or laws specific to my job.

If I have questions concerning the meaning or application of the Code of Business Conduct, any IDSI policies, or the legal and regulatory requirements applicable to my job, I know I can consult my Department Manager, my Human Resources Manager, or any Executive Officer, knowing that my questions or reports to these sources will be maintained in confidence.

Signed________________________________________________

Employee/Associate (print name)___________________________

Department____________________________________________

Date__________________________________________________

Please sign and return this form to the Human Resource Manager